As filed with the Securities and Exchange Commission on October 31, 2011

Registration Nos. 333-                   and 811-08420

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment Number	☐
Post-Effective Amendment Number:	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment Number: 29	☒

(Check appropriate box or boxes)

Western-Southern Life Assurance Company Separate Account 1

(Exact Name of Registrant)

Western-Southern Life Assurance Company

(Name of Depositor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Depositor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Depositor’s Telephone Number, including Area Code)

The Western and Southern Life Insurance Company

(Name of Guarantor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Guarantor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Guarantor’s Telephone Number, including Area Code)

Rhonda S. Malone, Esq. Counsel – Securities Western & Southern Financial Group, Inc. 400 Broadway Cincinnati, Ohio 45202	Copy to: Michael Berenson Senior Counsel Morgan Lewis, Bockius LLP 1111 Pennsylvania Ave., NW Washington, D.C. 20004-2541

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Touchstone Advisor Flexible Premium Variable Annuity

PART A

The Touchstone Advisor Prospectus dated May 1, 2006, which was filed in Registrant’s Post-Effective Amendment No. 17 on April 28, 2006 (File No. 033-79906), as amendment number 18 to Western-Southern Life Assurance Company Separate Account 2 (811-08550), is incorporated by reference into Part A of this new registration statement, filed October 31, 2011 as amendment number 29 to Western-Southern Life Assurance Company Separate Account 1 (811-08420).

The following amendment dated December 30, 2011 to the Prospectus dated May 1, 2006 is included in Part A of this registration statement.

Amendment dated December 30, 2011 to Prospectus dated May 1, 2006 for

Touchstone Advisor Flexible Premium Variable Annuity

Issued by Western-Southern Life Assurance Company

This is an amendment to the prospectus identified above, which describes a change in your Touchstone Advisor variable annuity contract issued by Western-Southern Life Assurance Company.  Please retain this amendment to the prospectus for future reference.

Effective at the close of business on December 31, 2011, the separate account supporting your variable annuity will be Western-Southern Life Assurance Company Separate Account 1.  The section of your prospectus titled “Western-Southern Life Assurance Company and the Separate Account” is hereby deleted and replaced with the following:

SEPARATE ACCOUNT 1

Western-Southern Life Assurance Company (“WSLAC”) established Separate Account 1under Ohio law on July 27, 1992.   Separate Account 1 supports the Contracts and certain other variable annuity contracts that it issues. Separate Account 1 is registered with the SEC as a unit investment trust.

WSLAC owns the assets of Separate Account 1, but it separates those assets from its general account assets and the assets of its other separate accounts. Liabilities from any other businesses conducted by WSLAC will not be charged to the assets of Separate Account 1. We hold the assets of Separate Account 1 exclusively for the benefit of owners and beneficiaries of the Contracts and certain other variable annuity contracts issued by WSLAC. WSLAC is obligated to pay all benefits provided under the Contracts.

We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in Separate Account 1.  We may also periodically withdraw amounts that are earned and owed to us from Separate Account 1.

All references to Separate Account 2 in the prospectus to are hereby deleted and replaced with “Separate Account 1.”

PART B

The Touchstone Advisor Statement of Additional Information dated May 1, 2006, which was filed in Registrant’s Post-Effective Amendment No. 17 on April 28, 2006 (File No. 033-79906), as amendment number 18 to Western-Southern Life Assurance Company Separate Account 2 (811-08550), is incorporated by reference into Part B of this new registration statement, filed October 31, 2011 as amendment number 29 to Western-Southern Life Assurance Company Separate Account 1 (811-08420).

The following amendment dated December 30, 2011 to the Statement of Additional Information dated May 1, 2006 is included in Part B of this registration statement

Amendment dated December 30, 2011 to Statement of Additional Information dated May 1, 2006 for

Touchstone Advisor Flexible Premium Variable Annuity

Issued by Western-Southern Life Assurance Company

This is an amendment to the Statement of Additional Information identified above, which describes a change in your Touchstone Advisor variable annuity contract issued by Western-Southern Life Assurance Company.

Effective at the close of business on December 31, 2011, the separate account supporting your variable annuity will be Western-Southern Life Assurance Company Separate Account 1.  The following sections of the Statement of Additional Information are hereby amended as follows:

The section titled “DISTRIBUTION OF THE CONTRACTS,” second paragraph is deleted and replaced with the following;

Sales commissions attributable in part to the Touchstone Advisor Variable Annuity Contracts and paid by WSLAC to the Distributor and amounts retained by the Distributor are shown below for the periods indicated.

		Amounts
Period	Sales Commissions Paid	Retained by Distributor

For the year ended December 31, 2008	$400,969	$49,322

For the year ended December 31, 2009	$156,924	$13,800

For the year ended December 31, 2010	$132,239	$12,625

The sections titled INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM and FINANCIAL STATEMENTS are here by deleted and replace with the following:

Financial Statements

The financial statements of Western-Southern Life Assurance Company Separate Account 1 as of December 31, 2010, and for the periods indicated in the financial statements, Western-Southern Life Assurance Company Separate Account 2 as of December 31, 2010, and for the periods indicated in the financial statements, the statutory-basis financial statements of Western-Southern Life Assurance Company (“WSLAC”) as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in this Statement of Additional Information have been audited by Ernst & Young LLP, 312 Walnut Street, Cincinnati, Ohio 45202, independent registered public accounting firm, as set forth in their reports included thereon.  These financial statements are included in this registration statement in reliance on the reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

You should distinguish the financial statements of WSLAC from the financial statements of Separate Account 1 and consider the WSLAC financial statements only as they relate to the ability of WSLAC to meet its obligations under the Contracts.  You should not consider the WSLAC financial statements as relating to the investment performance of the assets held in Separate Account 1.

All references to Separate Account 2 in the Statement of Additional Information, except in the “Financial Statements” provision above, are hereby deleted and replaced with “Separate Account 1.”

PART C

ITEM 24 — FINANCIAL STATEMENTS AND EXHIBITS

(a)          All required financial statements are included in Part B.

Financial Statements included in Part B: [TO BE FILED BY SUBSEQUENT PRE-EFFECTIVE AMENDMENT PRIOR TO DECEMBER 30, 2011]

Separate Account 1 of Western-Southern Life Assurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Separate Account 2 of Western-Southern Life Assurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Description of Separate Account Merger Impact on Financial Statement Presentation

Western-Southern Life Assurance Company (Depositor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

(b) Exhibits:

(1)                      Resolutions of the Executive Committee of the Board of Directors of Western-Southern Life Assurance Company (the “Company”) establishing Western-Southern Life Assurance Company Separate Account 2. (7)

(2)                      Not Applicable.

(3)                      (a)                      Distributor Agreement between the Company (on behalf of Separate Account 2) and Touchstone Securities, Inc. (3)

(b)                     Commission Schedule. (3)

(c)                      Specimen General Agency Agreement between Touchstone Securities, Inc. and its dealers. (6)

(4)                      (a)                      Specimen Touchstone Advisor Variable Annuity Contract 9408-5570-WSA. (7)

(b)                     Specimen Endorsement for SIMPLE IRA 9801-5600 WSA END.(6)

(c)                      Specimen Endorsement for IRA 9801-5606 WSA END. (6)

(d)                     Specimen Endorsement for SEP-IRA 9801-5614 WSA END. (6)

(e)                      Specimen Tax Sheltered Annuity Endorsement 9801-5620 WSA END. (7)

(f)                        Specimen Endorsement for Roth IRA 9801-5607 WSA END. (6)

(g)                     Specimen 401 Plan Endorsement 9801-5611 WSA END. (6)

(h)                     Specimen Endorsement 9912-5571 WSA END. (10)

(5)                      Specimen Application Form for Touchstone Advisor Variable Annuity Contract DO-11-IFS-VARII-9805. (7)

(6)                      (a)                      Amended Articles of Incorporation of the Company. (1)

(b)                     Amended Code of Regulations of the Company. (1)

(7)                      Not Applicable.

(8)                      (a)                      Administration Agreement between Investors Bank & Trust Company and Select Advisors Variable Insurance Trust (“VIT”) n/k/a Touchstone Variable Series Trust (“TVST”). (2)

(b)                     Fund Accounting Agreement between Investors Bank & Trust Company and VIT n/k/a TVST. (2)

(c)                      Amended and Restated Custodian Agreement between Investors Bank & Trust Company and VIT n/k/a TVST. (8)

(d)                     Restated and Amended Sponsor Agreement between Touchstone Advisors, Inc. and TVST. (9)

(e)                      (i)                                     Fund Participation Agreement between Western-Southern Life Assurance Company (“WSLAC”) and VIT n/k/a TVST. (9)

(ii)                                  Amendment No. 1 to Fund Participation Agreement between WSLAC and TVST. (9)

(iii)                               Participation Agreement among The Alger American Fund, WSLAC and Fred Alger & Company. (9)

(iv)                              Service Agreement between Fred Alger Management Inc. and WSLAC. (9)

(v)                                 Participation Agreement among AIM Variable Insurance Funds, Inc., WSLAC and Touchstone Securities, Inc. (9)

(vi)                              Participation Agreement among MFS Variable Insurance Trust, WSLAC and Massachusetts Financial Services Company. (9)

(vii)                           Participation Agreement among WSLAC, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (9)

(viii)                        Service Agreement between PIMCO Funds Distributors LLC and WSLAC. (9)

(ix)                                Administrative Services Agreement between WSLAC and AIM Advisors, Inc. (9)

(x)                                   Second Amendment to Fund Participation Agreement between WSLAC and TVST. (11)

(xi)                                Third Amendment to Fund Participation Agreement between WSLAC and TVST. (11)

(xii)                             Amendment No. 1 to Participation Agreement between The Alger American Fund, WSLAC and Fred Alger & Company (11)

(xiii)                          Amendment No. 1 to Participation Agreement among WSLAC, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC (11)

(xiv)                         Participation Agreement among Deutsche Asset Management VIT Funds, Bankers Trust Company, and WSLAC. (11)

(xv)                            Administrative Services Agreement between WSLAC and Bankers Trust Company. (11)

(xvi)                         Amendment No. 1 to Participation Agreement among Deutsche Asset Management VIT Funds, Bankers Trust Company and WSLAC (11)

(xvii)                      Amendment No. 1 to Administrative Services Agreement between WSLAC and Bankers Trust Company (11)

(xviii)                   Amendment to Participation Agreement among WSLAC, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC (12)

(xix)                           Amendment to Participation Agreement between WSLAC and TVST (13)

(xx)                              Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P., and Western-Southern Life Assurance Company (13)

(9)                      Opinion and Consent of Rhonda S. Malone, Esq.  (filed herewith)

(10)                Consent of Independent Registered Public Accounting Firm. [TO BE FILED BY SUBSEQUENT PRE-EFFECTIVE AMENDMENT PRIOR TO DECEMBER 30, 2011]

(11)                Not Applicable.

(12)                Not Applicable.

(13)                Schedule for Computation of Performance Quotations provided in Registration Statement in response to Item 21. (3)

(14)                Powers of Attorney of each members of the Board of Directors of Western-Southern Life Assurance Company, specifically John F. Barrett, James N. Clark, Jo Ann Davidson, Eugene P. Ruehlmann, George V. Voinovich, George H. Walker, III and Thomas L. Williams, each dated October 18, 2011, and Donald A Bliss dated October 20, 2011. (filed herewith)

(1)                      Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on April 29, 1996 (File No. 33-79906)

(2)                      Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of TVST filed with the SEC on February 28, 1997 (File Nos. 033-76566 and 811-08416)

(3)                      Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement filed with the SEC on April 30, 1998 (File Nos. 033-79906 and 811-08550)

(4)                      Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement filed with the SEC on May 1, 1998 (File Nos. 033-76582 and 811-08420)

(5)                      Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement of TVST filed with the SEC on July 30, 1998  (File Nos. 033-76566 and 811-08416)

(6)                      Incorporated herein by reference to Post-Effective Amendment No. 9 to the Registration Statement filed with the SEC on November 5, 1998 (File Nos. 033-76582 and 811-8420)

(7)                      Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement filed with the SEC on November 5, 1998 (File Nos. 033-79906 and 811-08550)

(8)                      Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement of Touchstone Variable Series Trust filed with the SEC on April 30, 1999 (File Nos. 033-76566 and 811-08416).

(9)                      Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement of Western-Southern Life Assurance Company Separate Account 1 filed with the SEC on April 28, 2000 (File Nos. 033-76582 and 811-08420).

(10)                Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement filed with the SEC on April 28, 2000 (File Nos. 033-79906 and 811-08550).

(11)                Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement filed with the SEC on April 27, 2001 (File Nos. 033-79906 and 811-08550).

(12)                Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement filed with the SEC on April 26, 2002 (File Nos. 033-79906 and 811-

08550).

(13)                Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement of Western-Southern Life Assurance Company Separate Account 1 filed with the SEC on April 30, 2003 (File Nos. 033-76582 and 811-08420).

ITEM 25. — DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and officers of the Company are listed below. Unless otherwise noted, the principal business address of all persons listed in Item 25 is 400 Broadway, Cincinnati, Ohio 45202.

John F. Barrett	Chairman of the Board and Director,
Chief Executive Officer and President

Donald A. Bliss	Director
10892 East Fanfol Lane
Scottsdale, Arizona 85259

James N. Clark	Director and Secretary

Jo Ann Davidson	Director
37 West Broad Street, Suite 970
Columbus, OH 43215

Eugene P. Ruehlmann	Director
Vorys, Sater, Seymour and Pease
Suite 2100 Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202

George V. Voinovich	Director
17820 Rosecliff Road
Cleveland, OH 44119

George H. Walker, III	Director
19 Portland Place
St. Louis, MO 63108

Thomas L. Williams	Director
212 East Third Street
Suite 300
Cincinnati, Ohio 45202

John F. Barrett	Chairman of the Board, President and Chief Executive Officer
Edward J. Babbitt	Vice President and Senior Counsel
Troy D. Brodie	Vice President
Keith W. Brown	Vice President and Chief Underwriter
Kim R. Chiodi	Vice President
Keith T. Clark, M.D.	Vice President and Medical Director
Robert J. DalSanto	Vice President
James J. DeLuca	Vice President
Bryan C. Dunn	Senior Vice President and Chief Marketing Officer
Lisa B. Fangman	Vice President
Clint D. Gibler	Senior Vice President and Chief Information Officer
Stephen P. Hamilton	Vice President
Daniel W. Harris	Vice President
Noreen J. Hayes	Senior Vice President
David T. Henderson	Vice President and Chief Risk Officer
Kevin L. Howard	Vice President and Associate General Counsel

Bradley J. Hunkler	Vice President and Chief Accounting Officer
Carroll R. Hutchinson	Senior Vice President
Robert S. Kahn	Vice President
Phillip E. King	Vice President and Auditor
Richard A. Krawczeski	Vice President
Michael J. Laatsch	Vice President
Harold V. Lyons	Vice President
Constance M. Maccarone	Senior Vice President
Jill T. McGruder	Senior Vice President
J. J. Miller	Senior Vice President
Michael R. Moser	Vice President and Chief Compliance Officer
Nora E. Moushey	Senior Vice President and Chief Actuary
Jonathan D. Niemeyer	Senior Vice President and General Counsel
Gene A. Patterson	Vice President
Keith M. Payne	Vice President
Douglas I. Ross	Vice President and Chief Technology Officer
Mario J. San Marco	Vice President
Nicholas P. Sargen	Senior Vice President and Chief Investment Officer
Denise L. Sparks	Vice President
Jeffrey L. Stainton	Vice President and Associate General Counsel
Thomas M. Stapleton	Vice President
Richard K. Taulbee	Vice President
David E. Theurich	Vice President
James J. Vance	Vice President and Treasurer
Robert L. Walker	Senior Vice President and Chief Financial Officer
Donald J. Wuebbling	Secretary and Counsel
Michael J. Altenau	Counsel
Daniel G. Armstrong	Assistant Vice President
Michael N. Barnett	Senior Counsel
Kenneth L. Black	Assistant Vice President
Thomas A. Candiano	Divisional Vice President
John K. Clifton	Divisional Vice President
William J. Davis	Assistant Vice President
David L. DiMartino	Assistant Vice President
Douglas E. Dixon	Assistant Vice President
Brian A. Eichhold	Assistant Vice President and Assistant Secretary
Gary J. Enzweiler	Assistant Vice President
Carlos G. Escobar	Assistant Vice President
James M. Essex	Assistant Vice President
Wade M. Fugate	Assistant Vice President and Assistant Controller
Andrew J. Gill	Assistant Vice President
Edward W. Grout	Assistant Treasurer
Sid B. Gutzwiller	Assistant Vice President
Beth R. Hammond	Assistant Vice President
Mark A. Hester	Assistant Vice President
Stephen G. Hussey, Jr.	Assistant Vice President
Scott E. Kaplan	Divisional Vice President
Theresa R. Koester	Associate Medical Director
Linda M. Lake	Assistant Vice President
Matthew W. Loveless	Assistant Vice President
Larry G. Lunsford	Assistant Vice President
Joseph H. Lynch, Jr.	Assistant Vice President
Rhonda S. Malone	Counsel
Michael Marchese, III	Assistant Vice President
Marianne Marshall	Assistant Treasurer
David J. Menke	Senior Counsel

Barbara A. Miller	Assistant Vice President
Mark W. Murphy	Assistant Vice President
Donald P. Myers	Assistant Vice President
Robert F. Noschang	Assistant Vice President
Thomas J. O’Connell	Associate Medical Director
Donna J. Parobek	Assistant Vice President
Douglas B. Perry	Assistant Vice President and Assistant Treasurer
Mark W. Pfefferman	Assistant Vice President
Gerald R. Pintarich	Divisional Vice President
Ronald T. Poland	Assistant Vice President
Daniel B. Redman	Divisional Vice President
Steven O. Reeves	Divisional Vice President
Lori A. Rochford	Assistant Vice President
Rita A. Roeper	Assistant Vice President
Gregory G. Rowe	Assistant Secretary
Gerald J. Rusnak	Assistant Vice President
Joseph P. Santos	Assistant Vice President
William T. Schemmel	Counsel
Michael J. Schmidt	Assistant Vice President
Travis D. Schraffenberger	Assistant Vice President
Greg A. Shaeffer	Divisional Vice President
Andrew P. Shull	Assistant Vice President
H. Bill Sizemore, Jr.	Divisional Vice President
William R. Skidmore	Assistant Vice President
Marilyn J. Smith	Assistant Vice President
Rodrick L. Snyder	Assistant Vice President
Timothy D. Speed	Assistant Vice President and Assistant Secretary
Thomas R. Stanek	Assistant Treasurer
Cheryl J. Stotts	Assistant Vice President and Assistant Treasurer
John A. Tak	Assistant Vice President
Charles L. Thomas	Assistant Treasurer
Robert E. Turner	Assistant Vice President
Gerald J. Ulland	Assistant Vice President
Dean F. Vonderheide	Assistant Vice President
Patrick F. Walsh	Assistant Vice President
Patricia J. Wilson	Assistant Vice President

ITEM 26. — PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Affiliate	State	Entity Type	Ownership	Type of Business
506 Phelps Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Airport Exchange Hotel Partners	Kentucky	General Partnership	74% owned by WS Airport Exchange GP, LLC; 1% owned by Eagle Realty Investments, Inc. (ERI)	owns/operates real estate
Autumn Village Apartments, LLC	Georgia	LLC	100% owned by Country Place Associates	owns real estate
Axis Perimeter Center GP, LLC	Ohio	LLC	100% owned by Eagle Realty Investments, Inc.	owns real estate
Baton Rouge Cottages Investor, LLC	Ohio	LLC	100% owned by Baton Rouge Housing Holdings, LLC	owns real estate
Baton Rouge Housing	Ohio	LLC	98% owned by WSLIC and 2% owned by	owns real estate

Affiliate	State	Entity Type	Ownership	Type of Business
Holdings, LLC			Eagle Realty Investments, Inc.
Buckeye Venture Partners, LLC	Ohio	LLC	60% owned by Fort Washington Investment Advisors, Inc. (FWIA); 40% owned by Peppertree Partners, LLC	private equity fund management
BVP NEO, LLC	Ohio	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Capital Analysts Incorporated	Delaware	Corporation	100% owned by Columbus Life Insurance Company (CLIC)	broker-dealer and investment advisor
Carmel Holdings, LLC	Ohio	LLC	49% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns real estate entity
Carmel Hotel Investor, LLC	Ohio	LLC	100% owned by Carmel Holdings, LLC	owns real estate entity
Carmel Hotel, LLC	Indiana	LLC	74% owned by Carmel Hotel Investor, LLC; 1% owned by ERI	owns/operates real estate
Carthage Senior Housing, Ltd.	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns/operates real estate
CDC-Baton Rouge, LLC	Alabama	LLC	59% owned by Baton Rouge Cottages Investor, LLC	owns real estate
Centreport Hotels LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
Centreport Partners LP	Texas	Limited Partnership	25.25% owned by WSLIC; 49% owned by WSLR Dallas LLC, 1% owned by ERI	owns/operates real estate
Cleveland East Hotel, LLC	Ohio	LLC	74% owned by WSALD CEH, LLC; 1% owned by ERI	owns/operates real estate
CLIC Agency, Inc.	Ohio	Corporation	100% owned by Columbus Life Insurance Company	insurance agency
Columbus Life Insurance Company	Ohio	Corporation	100% owned by WSLIC
Country Place Associates	Ohio	General Partnership	90% owned by WS Country Place GP, LLC; 10% owned by ERI	owns/operates real estate
Courtyard Nursing Care, LLC.	Ohio	LLC	100% owned by WSLAC	owns/operates real estate
Day Hill Road Land LLC	Connecticut	LLC	74% owned by W&S Real Estate Holdings, LLC and 1% owned by Eagle Realty Investments, Inc.	owns real estate
Dublin Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Columbus LLC, 1% owned by ERI	owns/operates real estate
Eagle Realty Group, LLC	Ohio	LLC	100% owned by W&S Operating Holdings, LLC	real estate holding company
Eagle Realty Investments, Inc. (ERI)	Ohio	Corporation	100% owned by Eagle Realty Group, LLC	real estate
Fort Washington Active Fixed Income LLC	Delaware	LLC	Managing Member Fort Washington Fixed Income LLC and investors include WSLIC	managing member for private fixed income fund
Fort Washington Capital Partners, LLC (FWCP)	Delaware	LLC	100% owned by FWIA	managing partner for numerous private equity funds
Fort Washington Fixed Income LLC	Delaware	LLC	100% owned by FWIA	private fixed income fund

Affiliate	State	Entity Type	Ownership	Type of Business
Fort Washington High Yield Investors II, LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington High Yield Investors LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington Investment Advisors, Inc. (FWIA)	Ohio	Corporation	100% owned by W&S Operating Holdings, LLC	investment adviser
Fort Washington Private Equity Investors II, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors III, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors IV, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-B, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VI, L.P.	Delaware	Limited Partnership	general partner is FWPEI VI GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VII, L.P.	Delaware	Limited Partnership	general partner is FWPEI VII GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-VC, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Opportunities Fund II, L.P.	Delaware	Limited Partnership	General Partner is FWPEO II GP, LLC and WSLIC is an investor	private equity fund
Fort Washington Savings Company	Ohio	Corporation	100% owned by WSLIC	bank
FWPEI V GP, LLC	Delaware	LLC	100% owned by FWIA	three private equity funds’ general partner
FWPEI VI GP, LLC	Delaware	LLC	100% owned by FWIA	private equity fund general partner
FWPEI VII GP, LLC	Delaware	LLC	100% owned by FWIA	private equity fund general partner
FWPEO II GP, LLC	Delaware	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Galveston Summerbrooke Apts., LLC	Texas	LLC	54% owned by Summerbrooke Apartments Investor, LLC; 1% owned by ERI	owns/operates real estate
Grelot Cody Apartments, LLC	Ohio	LLC	100% owned by Vinings Trace, LLC	owns real estate
GS Beach Club, LLC	Delaware	LLC	76.5% owned by Winkler Extension Apartments Investor, LLC	owns real estate
GS Yorktown Apartments, LP	Delaware	Limited Partnership	59% owned by YT Crossing Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.	owns real estate
IFS Agency Services, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency

Affiliate	State	Entity Type	Ownership	Type of Business
IFS Financial Services, Inc. (IFS)	Ohio	Corporation	100% owned by Western-Southern Life Assurance Company (WSLAC)	development and marketing of financial products for distribution
IFS General Agency, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Insurance Agency, Inc.	Ohio	Corporation	99% owned by IFS	general insurance agency
Insurance Profillment Solutions, LLC	Ohio	LLC	100% owned by WSLIC	insurance marketing services
IR Mall Associates, Ltd.	Florida	Limited Partnership	49.50% owned by WSLIC	owns/operates real estate
IR Mall Company, L.C.	Florida	LLC	50% owned by ERI	owns/operates real estate
Integrity Life Insurance Company	Ohio	Corporation	100% owned by WSLIC	Insurance company
Kentucky Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
LaFrontera Hotel LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
LaFrontera Lodging Partners LP	Texas	Limited Partnership	74.25% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
LeRoy Glen Investment, LLC	Ohio	LLC		owns real estate
Lookout Corporate Center	Ohio	Joint Venture	50% owned by WS Lookout GP, LLC	owns/operates real estate
Mallard Sherburn Apartments, LLC	Ohio	LLC	100% owned by WSLIC	owns real estate
Meritage Apartments Investors, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Mission Club Apartments General Partnership	Florida	General Partnership	95.5% owned by WSLIC, 4.5% owned by ERI	owns/operates real estate
National Integrity Life Insurance Company	New York	Corporation	100% owned by ILIC
NEO Capital Fund, LP	Delaware	Limited Partnership	General Partner is BVP NEO, LLC	private equity fund
New Mexico Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
North Braeswood Meritage Holdings, LLC	Ohio	LLC	100% owned by WSLAC	owns real estate
North Pittsburgh Hotel LLC	Pennsylvania	LLC	74% owned by WSALD NPH, LLC; 1% owned by ERI	owns/operates real estate
Northeast Cincinnati Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Cincinnati LLC, 1% owned by ERI	owns/operates real estate
OTR Housing Associates, L.P.	Ohio	Limited Partnership	98% owned by WSLIC; 1% owned by ERI	owns/operates real estate
OTR Redevelopment Group, LLC	Ohio	LLC	100% owned by OTR Walnut Housing, Ltd.	owns real estate

Affiliate	State	Entity Type	Ownership	Type of Business
OTR Transitional Housing, L.P.	Ohio	Limited Partnership	99% owned by WSLIC	owns/operates real estate
OTR-Walnut Housing, Ltd.	Ohio	LLC	100% owned by ERI	owns/operates real estate
Park Avenue Lofts, LLC	Colorado	LLC	49% owned by Uptown Denver Investor, LLC; 1% owned by ERI	owns/operates real estate
Peppertree Fund II, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Fund, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Partners, LLC	Ohio	LLC	100% voting interest owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Peppertree Special Venture Fund, LLC	Delaware	LLC	Managing Member is Peppertree Partners, LLC	private equity fund
Prairie Lakes Apartments Investor, LLC	Ohio	LLC	100% owned by Prairie Lakes Holdings, LLC	owns real estate
Prairie Lakes Apartments, LLC	Indiana	LLC	65% total WS affiliated ownership (64% by Prairie Lakes Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	owns real estate
Prairie Lakes Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Queen City Square Development I, LLC	Ohio	LLC	100% owned by Eagle Realty Group, LLC	operation of real estate
Queen City Square, LLC	Ohio	LLC	100% owned by The Western and Southern Life Insurance Company (WSLIC)	owns/operates real estate
Race Street Development, Ltd.	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
Ridgegate Apartments Investor, LLC	Ohio	LLC	100% owned by Ridgegate Holdings, LLC	owns real estate
Ridgegate Commonwealth Apartments, LLC	Colorado	LLC	55% total WS affiliated ownership (44% by Ridgegate Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	owns real estate
Ridgegate Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Seasons Health Care Limited Partnership	Ohio	Limited Partnership	90% owned by WSLAC, 10% owned by Courtyard Nursing Care, LLC	owns/operates real estate
Sedona Apartments, LP	Texas	Limited Partnership	0.1% owned by Sedona Apts GP, LLC, 58.54% owned by Sedona Apartments Investors, L.P. and 41.36% owned by Meritage Apartments Investors, LLC	owns real estate
Sedona Apts GP, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Sedona Apts Investors L.P.	Texas	Limited Partnership	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Seventh and Culvert Garage, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns real estate
Shelbourne Campus Properties, LLC	Delaware	LLC	54% owned by Shelbourne Housing Investor, LLC; 1% owned by ERI	owns/operates real estate

Affiliate	State	Entity Type	Ownership	Type of Business
Shelbourne Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Shelbourne Housing Investor, LLC	Ohio	LLC	100% owned by Shelbourne Holdings, LLC	owns real estate entity
Sixth and Race Development, LLC	Ohio	LLC	71% owned by Race Street Development, Ltd., 29% owned by ERI	owns/operates real estate
Skyport Hotel LLC	Kentucky	LLC	25% owned by WSLIC, 49% owned by WSLR Skyport LLC; 1% owned by ERI	owns/operates real estate
SPX Holding LLC	Ohio	LLC	50% owned by W&SFG	Airplane ownership/leasing
SSW Jet Ltd	Ohio	LLC	50% owned by W&SFG	Airplane ownership/leasing
Summerbrooke Apartments Investor, LLC	Ohio	LLC	100% owned by Summerbrooke Holdings, LLC	owns real estate entity
Summerbrooke Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Sundance Hotel Investor, LLC	Ohio	LLC	100% owned by Sundance LaFrontera Holdings, LLC	owns real estate
Sundance Hotel, LLC	Texas	LLC	74% by Sundance Hotel Investor, LLC and 1% by Eagle Realty Investments, Inc.	owns real estate
Sundance LaFrontera Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
The Lafayette Life Insurance Company	Indiana	Corporation	100% owned by Western & Southern Financial Group, Inc. (WSFG)
The Ohio Capital Fund LLC	Ohio	LLC	Managed by Buckeye Venture Partners, LLC	state funded private equity fund
The Western and Southern Life Insurance Company (WSLIC)	Ohio	Corporation	100% owned by WSFG
Touchstone Advisors, Inc.	Ohio	Corporation	100% owned by IFS	registered investment adviser
Touchstone Securities, Inc.	Nebraska	Corporation	100% owned by WSLAC	securities broker-dealer
Tri-State Growth Capital Fund I, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures, LLC and investors include WSLIC	private equity fund
Tri-State Growth Capital Fund II, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures II, LLC and investors include WSLIC	private equity fund
Tri-State Ventures II, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Tri-State Ventures, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Union Centre Hotel LLC	Ohio	LLC	25% owned by WSLIC; 49% owned by WSLR Union LLC; 1% owned by ERI	owns/operates real estate
Uptown Denver Apartment Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Uptown Denver Investor, LLC	Ohio	LLC	100% owned by Uptown Denver Apartment Holdings, LLC	owns real estate entity
Vinings Trace, LLC	Indiana	LLC	99% owned by WSLIC, 1% owned by ERI	owns/operates real estate
Vulcan Hotel LLC	Alabama	LLC	25% owned by WSLIC; 49% owned by	owns/operates real

Affiliate	State	Entity Type	Ownership	Type of Business
			WSLR Birmingham LLC; 1% owned by ERI	estate
W&S Brokerage Services, Inc.	Ohio	Corporation	100% owned by WSLAC	investment advisor and broker dealer
W&S Financial Group Distributors, Inc.	Ohio	Corporation	100% owned by IFS	general insurance agency
W&S Operating Holdings, LLC	Ohio	LLC	100% owned by WSLIC	ownership of operating entities
W&S Real Estate Holdings, LLC	Ohio	LLC	100% owned by WSLIC	owns real estate entity
WestAd Inc.	Ohio	Corporation	100% owned by WSLIC	advertising, book selling and publishing
Western & Southern Agency, Inc.	Ohio	Corporation	100% owned by WSLIC	general insurance agency
Western & Southern Financial Fund Inc	Ohio	Non Profit Corporation		charitable giving
Western & Southern Financial Group, Inc. (WSFG)	Ohio	Corporation	100% owned by WSMHC	holding company
Western & Southern Mutual Holding Company (WSMHC)	Ohio	Mutual Insurance Holding Co
Windsor Hotel LLC	Connecticut	LLC	25% owned by WSLIC; 49% owned by WSLR Hartford LLC; 1% owned by ERI	owns/operates real estate
Winkler Extension Apartments Investor, LLC	Ohio	LLC	100% owned by a trust for Separate Account A	owns real estate
Wright Executive Hotel Limited Partners	Ohio	Limited Partnership	60.50% owned by WSLIC; 0.61% owned by WS Wright Hotel GP, LLC	owns/operates real estate
WS Airport Exchange GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Country Place GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Lookout JV, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WS Wright Hotel GP, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WSA Commons, LLC	Georgia	LLC	50% owned by WSLIC	owns/operates real estate
WSALD CEH, LLC	Ohio	LLC	50% owned by WSLIC	owns/operates real estate
WSALD NPH, LLC	Ohio	LLC	50% owned by WSLIC; 1% owned by Eagle	owns/operates real estate
WSL Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
WSLR Birmingham LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Cincinnati LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Columbus LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Dallas LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate

Affiliate	State	Entity Type	Ownership	Type of Business
WSLR Hartford LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Holdings LLC	Delaware	LLC	24.49% owned by WSLIC	owns real estate entity
WSLR LLC	Delaware	LLC	100% owned by WSLR Holdings, LLC	owns real estate entity
WSLR Skyport LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Union LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
YT Crossing Apartments Investor, LLC	Ohio	LLC	100% owned by YT Crossing Holdings, LLC	owns real estate
YT Crossing Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate

ITEM 27. — NUMBER OF CONTRACT OWNERS

As of October 20, 2011, there were 18 owners of qualified and non-qualified contracts pursuant to this Registration Statement.

ITEM 28. — INDEMNIFICATION

The Amended Code of Regulations of the Company provides that, to the fullest extent not prohibited by applicable law, the Company shall indemnify each director, officer and employee against any and all costs and expenses (including attorney fees, judgments, fines, penalties, amounts paid in settlement, and other disbursements) actually and reasonably incurred by or imposed upon such director, officer or employee in connection with any action, suit, investigation or proceedings (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof of any appeals therein, with respect to which such director, officer or employee is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director, officer or employee of the Company, or, at the direction or request of the Company, a director, trustee, officer, administrator, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan; provided, however, that no person shall be indemnified to the extent, if any, that the directors of the Company, acting at a meeting at which a quorum of directors who are not parties to or threatened with any such action, suit, investigation or proceeding, determine that such indemnification is contrary to applicable law.

Any director of the Company who is a party to or threatened with any such action, suit, investigation or proceeding shall not be qualified to vote; and if for this reason a quorum of directors, who are not disqualified from voting by reason of being parties to or threatened with such action, suit, investigation or proceeding, cannot be obtained, such determination shall be made by three attorneys at law, who have not theretofore represented the Company in any matter and who shall be selected by all of the officers and directors of the Company who are not parties to or threatened with any such action, suit, investigation or proceeding. If there are no officers or directors who are qualified to make such selection, the selection shall be made by a Judge of the Court of Common Pleas of Hamilton County, Ohio. Such indemnification shall not be deemed exclusive of any other right to which such director, officer or employee may be entitled under the Company’s articles of incorporation, code of regulations, any agreement, any insurance purchased by the Company, vote of shareholders or otherwise.

The Board of Directors of the Company also may, in its discretion, secure and maintain insurance policies against any liability asserted against and incurred by any of the Company’s directors, officers or employees.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

ITEM 29. — PRINCIPAL UNDERWRITERS

(a)                    Touchstone Securities, Inc. (Touchstone Securities) is the principal underwriter for Separate Account 1 of Western-Southern Life Assurance Company.  Touchstone Securities also serves as an underwriter for Separate Accounts I, II and VUL of Integrity Life Insurance Company, Separate Accounts I and II of National Integrity Life Insurance Company, Western-Southern Life Assurance Company’s Separate Accounts 2, Columbus Life Insurance Company Separate Account I and for the shares of several series of Touchstone Variable Series Trust, Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Institutional Funds Trust and Touchstone Funds Group Trust, each of which is affiliated with the Depositor.

(b)                     The names and principal business addresses* of the officers and directors of, and their positions with, Touchstone Securities, Inc. are as follows:

Directors:
James N. Clark(1)	Director
Jill T. McGruder	Director
Donald J. Wuebbling(1)	Director

Officers:
Steven M. Graziano	President
Jill T. McGruder	Chief Executive Officer
Sharon L. Karp	Vice President
Richard K. Taulbee(1)	Vice President
Patricia J. Wilson	Vice President
Brian E. Hirsch	Chief Compliance Officer
James J. Vance	Vice President and Treasurer
Terrie A. Wiedenheft	Chief Financial Officer
Douglas B. Perry(1)	Assistant Treasurer
Timothy D. Speed(1)	Assistant Treasurer
Cheryl J. Stotts(1)	Assistant Treasurer
Rhonda S. Malone(1)	Secretary

*The principal business address for the above is 303 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1)          Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

(c)          Not applicable

ITEM 30. — LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Company at 400 Broadway, Cincinnati, Ohio 45202.

ITEM 31. — MANAGEMENT SERVICES

Not Applicable.

ITEM 32. — UNDERTAKINGS Registrant undertakes to:

(a)                      file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted;

(b)                     include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)                      deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request directed to the address or telephone number contained in the Prospectus.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, Western-Southern Life Assurance Company represents that, with respect to the Contracts registered with the Commission by this Registration Statement, as it may be amended, and offered by the Prospectus included in this Registration Statement, all fees and charges imposed for any purpose and in any manner and deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Western-Southern Life Assurance Company.

Depositor represents that it recognizes the requirements of Section 17(h) of the Investment Company Act of 1940, specifically that it shall not protect or purport to protect any director or officer of the Registrant or Depositor against any liability to them or to their security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf, in the City of Cincinnati and State of Ohio on this 12th day of October, 2011.

WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
SEPARATE ACCOUNT 1
(Registrant)

By: Western-Southern Life Assurance Company
(Depositor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
(Depositor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

SIGNATURES

As required by the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 12th day of October, 2011.

WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
(Depositor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

The following persons, in the capacities and on the dates indicated, have signed this Registration Statement as required by the Securities Act of 1933:

PRINCIPAL EXECUTIVE OFFICER:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO
October 12, 2011

PRINCIPAL FINANCIAL OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
October 12, 2011

PRINCIPAL ACCOUNTING OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
October 12, 2011

DIRECTORS:

/s/ John F. Barrett	/s/ Bradley J. Hunkler
John F. Barrett	Bradley J. Hunkler, Attorney-in-Fact for
October 12, 2011	Eugene P. Ruehlmann
October 12, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for	Bradley J. Hunkler, Attorney-in-Fact for
Donald A. Bliss	George H. Walker, III
October 12, 2011	October 12, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for	Bradley J. Hunkler, Attorney-in-Fact for
James N. Clark	Thomas L. Williams
October 12, 2011	October 12, 2011

/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for
Jo Ann Davidson
October 12, 2011